EXHIBIT 99.1

Equinox Gold Annual General Meeting, Corporate Update and First Quarter 2020 Financial Results

VANCOUVER, May 8, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") reminds investors that the Company's annual general meeting of shareholders ("AGM") will be held on Friday, May 15, 2020 commencing at 1:30 pm Vancouver time. Shareholder votes must be received by 1:30 pm Vancouver time on May 14, 2020.

Equinox Gold will also announce its first quarter 2020 financial and operating results on May 15 during market hours and will discuss the results during the corporate update immediately following the AGM.

This year, in response to the COVID-19 pandemic, Equinox Gold will hold its AGM in a virtual format via live audiocast. All interested investors are invited to participate in the AGM using the login details below and to submit questions during the live audiocast.

AGM commencing at 1:30 pm Vancouver time

Login: https://web.lumiagm.com/289444004 Password: equinox2020

Meeting materials and information regarding how to participate in the virtual meeting have been distributed to shareholders and are also available for download on Equinox Gold's website at www.equinoxgold.com.

Corporate Update

As in previous years, Equinox Gold will host a live conference call and webcast after the AGM commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's Chairman, CEO and executive team. The webcast will be archived on Equinox Gold's website until August 15, 2020.

Corporate Update commencing at 2:00 pm Vancouver time
Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

View original content:http://www.prnewswire.com/news-releases/equinox-gold-annual-general-meeting-corporate-update-and-first-quarter-2020-financial-results-301055910.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/08/c3479.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:30e 08-MAY-20